E-mail Address: elord@jacksonkelly.com
Direct Dial No.: (304) 340-1390
September 17, 2010
U.S. Securities and Exchange Commission
One Station Place
100 F. Street, N.E.
Washington, DC 20549-3628
Attention: Perry Hindin

Re:	CNB Financial Services, Inc. Preliminary Proxy Statement on Schedule 14A Filed on July 6, 2010 File No.: 0-30665

Schedule 13E-3 Filed on July 6, 2010 File No.: 5-60935
Dear Mr. Hindin:
          Thank you for your comment letter dated August 5, 2010, in connection with the preliminary proxy statement on Schedule 14A and Schedule 13E-3 for CNB Financial Services, Inc. (“CNB Financial”). On behalf of CNB Financial, we have filed Amendment No. 1 to CNB Schedule 13E-3 and have filed revised proxy materials in response to the staff’s comment letter. Additionally, we set forth below in the same order as set forth in the staff’s comment letter, the staff’s comments with our corresponding responses.
Schedule 13E-3
General
          Comment No. 1. We note that the Company is purporting to create two classes of securities out of what is currently a single class of common stock for the purpose of taking the Company private by causing the existing Common Stock to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that the Common Stock and newly authorized Class A Common Stock are separate classes of securities under West Virginia law. The analysis should include a detailed

U.S. Securities and Exchange Commission
Attention: Perry Hindin
September 15, 2010

discussion and comparison of each feature of the Common Stock and the Class A Common Stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Common Stock and the Class A Common Stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.
          Response No. 1. As requested, we have attached to the Schedule 13E-3 a formal opinion of counsel including this Firm’s legal analysis supporting the position that the Common Stock and newly authorized Class A Common Stock are separate classes of securities under West Virginia law.
          Comment No. 2. It appears that the Company will not be sending to shareholders the Schedule 13E-3 but instead will be sending the proxy statement filed as an exhibit to the Schedule 13E-3. We note that the Schedule 13E-3 contains significant amounts of disclosure, as opposed to incorporating by reference in response to each item of Schedule 13E-3 portions of the proxy statement, as permitted by General Instruction F. Please confirm in your response letter that the proxy statement includes all disclosure currently contained in the Schedule 13E-3. To the extent any such information found in the Schedule 13E-3 is not provided in the proxy statement, please revise the proxy statement accordingly. See Rule 13e-3(e) and (f) of the Securities Exchange Act of 1934.
          Response No. 2. We have compared the Schedule 13-E and the proxy statement and confirm that the preliminary proxy statement, as revised, includes the disclosures currently contained in the Schedule 13E-3, as amended.
Preliminary Proxy Statement
General
          Comment No. 3. Please revise the preliminary proxy statement and form of proxy to clearly mark each of them as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).
          Response No. 3. Both the preliminary proxy statement and form proxy have been marked as “Preliminary Copy” in accordance with Rule 14a-6(e)(1).
          Comment No. 4. Please confirm that the Company will post their proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16, including clauses (a), (d), (l) and (n).

U.S. Securities and Exchange Commission
Attention: Perry Hindin
September 15, 2010

          Response No. 4. In accordance with Exchange Act Rule 14a-16, CNB Financial will post the proxy materials on a specified, publicly-accessible Internet Web site and will provide record holders with notice informing them that the materials are available and explaining how to access the materials.
Opinion of Financial Advisor, page 23
          Comment No. 5. We note the disclosure in the second paragraph of this section, including the reference to Howe Barnes’ reliance in forming its opinion upon “Company financial forecasts and projections, (including the 2010 budget, securities portfolio report, listing of OREO and fixed assets, loan watch list and assumed asset growth and profitability rates)...” While it appears some of this information has been disclosed on page 25, it does not appear that all of such information has been disclosed in the proxy statement. Please disclose such financial forecasts and projections in the proxy materials. In doing so, please also disclose (i) the approximate date on which financial forecasts and projections provided in this section were last updated by management and (ii) the key business and economic assumptions underlying such financial forecasts and projections.
          Response No. 5. In response to the staff’s comment, CNB Financial has added its budgeted income statement and balance sheet for December 2010. The budgeted numbers were last updated by management in July 2010. The filing sets forth the key business and economic assumptions underlying the budgeted numbers.
          Comment No. 6. We note that page 4 of the fairness opinion indicates that the fairness advisor’s opinion is “intended solely for the benefit of the Board of Directors in connection with the matters addressed herein and may not be relied upon by any person or entity, or for any other purpose without [the advisor’s] written consent.” It is not appropriate for the financial advisor to disclaim liability. Please advise us how the filing persons intend to address this objectionable disclaimer and inappropriate limitation on reliance. See the following link to the SEC’s website for guidance on how to amend this filing in view of the cited statement: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.
          Response No. 6. In response to the staff’s comments, the fairness opinion has been revised to delete the disclaimer.
Summary Financial Information, page 25
          Comment No. 7. Please revise the financial information here and elsewhere in the proxy statement to reflect the Company’s Form 10-Q for the fiscal period ending June 30, 2010 filed on August 5, 2010.

U.S. Securities and Exchange Commission
Attention: Perry Hindin
September 15, 2010

          Response No. 7. We have revised the financial information in the proxy statement to reflect CNB Financial’s Form 10-Q for the fiscal period ending June 30, 2010. Please see the enclosed amended proxy statement.
          Comment No. 8. It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed in the proxy materials summarized financial information required by Item 1010(c). Please revise this section to provide the information required by Item 1010(c)(4) for the same periods specified in Item 1010(a). We note the statement in Item 13 of the Schedule 13E-3 that ratio of earnings to fixed charges information is not applicable. Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges. If, after consideration of this comment, the Company has determined that there are no fixed charges to allow for calculation of the ratio, please confirm such in your response letter.
          Response No. 8. We have revised the financial information in the proxy statement to provide the ratio of earnings to fixed charges for the periods presented.
          On behalf of CNB Financial, we acknowledge the following:
•	The filing person is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
Attention: Perry Hindin
September 15, 2010

          After you have had the opportunity to review the foregoing, please do not hesitate to contact me with any questions or comments. Hopefully, we have responded in a satisfactory fashion to all of the staff’s comments contained in its August 5, 2010 comment letter. We thank you for your assistance.

Very truly yours,
/s/ Elizabeth Osenton Lord
Elizabeth Osenton Lord